# HellerEhrman

25 February 2005



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

19081.0001

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2005
WASH, D.C.
202
SECTION

SUPPL

82-3783

Ladies and Gentlemen:

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

SEC FILE NO. ~~82-3782~~

Re: Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act

On behalf of Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd (the "Company"), SEC File No. 82-3782, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding board resolutions, dated December 31, 2004, published (in Chinese language) in China Securities Journal and Takungpao on January 1, 2005;

(2) The Company's announcement regarding change of major shareholders, dated November 4, 2004, published (in Chinese language) in China Securities Journal and Takungpao on November 4, 2004;

(3) The Company's announcement regarding third quarter report 2004, dated October 28, 2004, published (in Chinese language) in China Securities Journal and Takungpao on October 28, 2004;



3/21

(4) The Company's announcement regarding development of material litigation, dated October 21, 2004, published (in Chinese language) in China Securities Journal and Takungpao on October 21, 2004;

(5) The Company's announcement regarding board resolutions, dated August 25, 2004, published (in Chinese language) in China Securities Journal and Takungpao on August 25, 2004;

(6) The Company's announcement regarding summary of semi-annual report 2004, dated August 24, 2004, published (in Chinese language) in China Securities Journal and Takungpao on August 24, 2004;

(7) The Company's announcement regarding development of material litigation, dated August 18, 2004, published (in Chinese language) in China Securities Journal and Takungpao on August 18, 2004;

(8) The Company's announcement regarding 2004 mid-term performance loss forecast, dated July 13, 2004, published (in Chinese language) in China Securities Journal and Takungpao on July 13, 2004; and

(9) The Company's announcement regarding resolutions of shareholders' meeting, dated June 29, 2004, published (in Chinese language) in China Securities Journal and Takungpao on June 29, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Encl.

c.c. Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.

H:\dlai\ADR\19081\0001\16SEC.com


SECTION
MAR 1 0 2005
PROCESSING
RECEIVED
SEC MAIL
WASH. D.C.
202

Board Resolutions

證券代碼：000029、200029　　公告編號：臨 2005-01
證券簡稱：深深房 A、深深房 B

## 深圳經濟特區房地產（集團）股份有限公司
## 董事會公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

[illegible]日收到[illegible]報告。報告稱由於自己經常出國考察、探親，沒有足夠時間履行獨立董事職責，故辭去獨立董事職務。

鄭天倫董事辭職將導致本公司董事會中獨立董事比例低於三分之一，根據《關於在上市公司建立獨立董事制度的指導意見》的有關規定，鄭天倫先生的辭職報告在下任獨立董事塡補其缺額後生效。

特此公告。

深圳經濟特區房地產（集團）股份有限公司
董事會
2005 年 1 月 1 日

證券代碼：000029、200029　　公告編號：臨 2005-02
證券簡稱：深深房 A、深深房 B

## 深圳經濟特區房地產（集團）股份有限公司
## 董事會決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

一、會議通知情況

本公司董事會於 2004 年 12 月 24 日向全體董事、監事、高管人員發出了書面會議通知。

二、會議召開時間、地點、方式等

會議於 2004 年 12 月 31 日在深房廣場 48 樓現場召開，符合有關法規及公司章程規定。

三、到會董事情況

應出席會議董事 12 人，實到 10 人，董事鄭天倫因遞交了辭職書而未參加本次董事會，董事顧建蜘委托董事邵志和表決。

四、議案表決情況

1、《關於增補獨立董事的議案》
同意：11 票　反對：0 票　棄權：0 票
2、《關於更換董事的的議案》
同意：11 票　反對：0 票　棄權：0 票
3、《關於召開 2005 年第一次臨時股東大會的議案》
同意：11 票　反對：0 票　棄權：0 票

五、獨立董事獨立意見

因本次董事會涉及提名董事，需獨立董事單獨發表意見。獨立董事楊紹家、宗憶純、侯莉穎認爲：本次董事會提名的董事候選人程序合規，被提名人謝光亮和李秋生符合任職資格要求，同意董事會提名和提交股東大會審議。

六、審議事項內容和決議

1、《關於增補獨立董事的議案》

由於本公司獨立董事鄭天倫先生於 2004 年 12 月 28 日向董事會提交了書面辭職報告，爲使獨立董事人數不低於法定比例及構成要求，董事會需增補一名會計專業的獨立董事。經董事推薦和考察，現提名李秋生同志爲獨立董事候選人，李秋生同志的獨立董事資格在提交深交所審核無異議後，再提交 2005 年臨時股東大會選舉。

李秋生簡歷：

李秋生，男，漢族，中共黨員，1963 年 7 月生，籍貫湖南，大專學歷，注冊會計師，註冊稅務師。曾任：湖南省衡山縣審計局股長、深圳特區審計師事務所審計員、深圳市民正會計師事務所副所長，現任深圳中衡會計師事務所副所長。

會議形成決議同意以上議案。

2、《關於更換董事的議案》

由於本公司控股股東推選董事姚瑞生已辦理退休，經深圳市投資控股有限公司推薦，提名謝光亮爲深房集團董事，姚瑞生不再擔任深房集團董事職務。現根據董事更換程序，提名謝光亮爲董事候選人，提交股東大會選舉，同時，提請股東大會免去姚瑞生董事職務。

謝光亮簡歷：

謝光亮，男，漢族，中共黨員，1958 年 8 月生，籍貫江蘇豐縣，大專學歷，工程師。曾任：深圳市機電設備安裝公司經理助理、副經理；深圳市建安集團股份有限公司黨委書記、董事長；深圳市建設投資控股公司副總裁。現任深圳市投資控股有限公司副總經理。

會議形成決議同意以上議案。

3、《關於召開 2005 年第一次臨時股東大會的議案》

有關內容見股東大會通知

會議形成決議同意以上議案。

深圳經濟特區房地產（集團）股份有限公司
董事會
2005 年 1 月 1 日

證券代碼：000029、200029　　公告編號：臨 2005-03
證券簡稱：深深房 A、深深房 B

## 深圳經濟特區房地產（集團）股份有限公司
## 股東大會通知

本公司及董事會全體成員保證公告內容的眞實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

經董事會研究決定，同意定於 2005 年 2 月 1 日召開臨時股東大會，現將有關事項通知如下：

一、會議時間和地點

會議時間：2005 年 2 月 1 日上午 9 時整

會議地點：深圳市人民南路深房廣場 48 樓會議室

二、會議審議事項

（一）《關於增補獨立董事的議案》

（二）《關於更換董事的議案》

該議案需逐項表決

以上議案的內容請見董事會決議公告

二、出席會議對象

1、截止 2005 年 1 月 21 日（股權登記日）收市前在深圳證券結算公司在冊持有本公司股票之股東，均有資格參加。具有出席資格而因故無法出席大會者，可書面委托他人出席，代爲行使權利。

2、公司董事、監事及高級管理人員。

三、出席會議登記辦法

股東持本人身份證、股東帳戶卡、持股憑證，委托代表持本人身份證、委托書及授權人股權憑證出席本次會議。

四、注意事項：

1、會期半天，出席者食宿及交通費自理。

2、有關本次股東大會其他事宜，請垂詢本公司董事會秘書處。

電話：（0755）82293000—4718、4715

傳真：（0755）82294024

**授權委托書**

茲委托　　　先生（女士）代表本人出席深圳經濟特區房地產（集團）股份有限公司第十二屆股東大會並對會議議案表決事項行使表決權。

委托人姓名及身份證號碼：　　　　股東帳號：

持股數：　　　　委托日期：

被委托人姓名及身份證號碼：

深圳經濟特區房地產（集團）股份有限公司
董事會
2005 年 1 月 1 日

證券代碼：000029、200029　　公告編號：臨 2005-04
證券簡稱：深深房 A、深深房 B

## 深圳經濟特區房地產（集團）股份有限公司
## 獨立董事候選人聲明

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

聲明人李秋生，作爲深圳經濟特區房地產（集團）股份有限公司董事會獨立董事候選人，現公開聲明本人與深圳經濟特區房地產（集團）股份有限公司之間在本人擔任該公司獨立董事期間保證不存在任何影響本人獨立性的關係，具體聲明如下：

一、本人及本人直系親屬、主要社會關係不在該公司或其附屬企業任職；

二、本人及本人直系親屬沒有直接或間接持有該公司已發行股份的 1%或 1%以上；

三、本人及本人直系親屬不是該公司前十名股東；

四、本人及本人直系親屬不在直接或間接持有該公司已發行股份 5%或 5%以上的股東單位任職；

五、本人及本人直系親屬不在該公司前五名股東單位任職；

六、本人在最近一年內不具有前五項所列舉情形；

七、本人沒有爲該公司或其附屬企業提供財務、法律、管理諮詢、技術諮詢等服務；

八、本人沒有從該上市公司及其主要股東或有利害關係的機構和人員取得額外的、未予披露的其他利益；

九、本人符合該公司章程規定的任職條件。

另外，包括深圳經濟特區房地產（集團）股份有限公司在內，本人兼任獨立董事的上市公司數量不超過 5 家。

本人完全清楚獨立董事的職責，保證上述聲明眞實、完整和準確，不存在任何虛假陳述或誤導成分，本人完全明白作出虛假聲明可能導致的後果。中國證監會可依據本聲明確認本人的任職資格和獨立性。本人在擔任該公司獨立董事期間，將遵守中國證監會發布的規章、規定、通知的要求，確保有足夠的時間和精力履行職責，作出獨立判斷，不受公司主要股東、實際控制人或其他與公司存在利害關係的單位或個人的影響。

聲明人：李秋生
2004 年 12 月 31 日

證券代碼：000029、200029　　公告編號：臨 2005-05
證券簡稱：深深房 A、深深房 B

## 深圳經濟特區房地產（集團）股份有限公司
## 獨立董事提名人聲明

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

深圳經濟特區房地產（集團）股份有限公司董事會現就提名李秋生爲本公司董事會獨立董事候選人發表公開聲明，被提名人與深圳經濟特區房地產（集團）股份有限公司之間不存在任何影響被提名人獨立性的關係，具體聲明如下：

本次提名是在充分了解被提名人職業、學歷、職稱、詳細的工作經歷、全部兼職等情況後作出的（被提名人詳細履歷表見附件），被提名人已書面同意出任深圳經濟特區房地產（集團）股份有限公司董事會獨立董事候選人（附：獨立董事候選人聲明書），提名人認爲被提名人：

一、根據法律、行政法規及其他有關規定，具備擔任上市公司董事的資格；

二、符合深圳經濟特區房地產（集團）股份有限公司章程規定的任職條件；

三、具備中國證監會《關於在上市公司建立獨立董事制度的指導意見》所要求的獨立性：

1、被提名人及其直系親屬、主要社會關係均不在深圳經濟特區房地產（集團）股份有限公司及其附屬企業任職；

2、被提名人及其直系親屬不是直接或間接持有該上市公司已發行股份 1%的股東，也不是該上市公司前十名股東；

3、被提名人及其直系親屬不在直接或間接持有該上市公司已發行股份 5%以上的股東單位任職，也不在該上市公司前五名股東單位任職；

4、被提名人在最近一年內不具有上述三項所列情形；

5、被提名人不是爲該上市公司及其附屬企業提供財務、法律、管理諮詢、技術咨詢等服務的人員。

四、包括深圳經濟特區房地產（集團）股份有限公司在內，被提名人兼任獨立董事的上市公司數量不超過 5 家。

本提名人保證上述聲明眞實、完整和準確，不存在任何虛假陳述或誤導成分，本提名人完全明白作出虛假聲明可能導致的後果。

提名人：深圳經濟特區房地產（集團）股份有限公司
董事會
2004 年 12 月 31 日


董事会

Change of major shareholders

证券代码:000029、200029　证券简称:深深房A、深深房B　公告编号:临2004-11

# 深圳经济特区房地产(集团)股份有限公司
# 关于大股东变更情况的提示性公告

(本公司及董事会全体成员保证公告内容的真实、准确和完整,并对公告中的任何虚假记载、误导性陈述或重大遗漏承担责任。)

本公司近日收到深圳市人民政府国有资产监督管理委员会"关于成立深圳市投资控股有限公司的决定"(深国资委[2004]223号)文,根据通知,本公司原大股东—深圳市建设投资控股公司与其他两家市资产管理公司合并组建深圳市投资控股公司。深圳市投资控股有限公司为国有独资有限责任公司。目前,有关合并组建工作正按法定程序进行当中,由此引起本公司的股权划转变更情况,本公司将根据市国资委或市投资控股公司的通知及时进行公告。

特此公告。

深圳经济特区房地产(集团)股份有限公司
董事会
2004年11月4日

2004 mid-term performance loss forecast

證券代碼:000029、200029　證券簡稱:深深房A、深深房B
公告編號:臨2004-06

## 深圳經濟特區房地產(集團)股份有限公司
## 2004年中期業績預虧公告

本公司及董事會全體成員保證公告內容的真實準確和完整,對公告的虛假記載誤導性陳述或重大遺漏負連帶責任。

根據本公司初步測算,2004年中期本公司主營業務收入與去年同期相比基本持平,但由銷售毛利率較去年同期有所下降,故2004年中期仍將出現一定程度的虧損,具體金額在2004年半年度報告中披露,請投資者注意風險。

特此公告。

深圳經濟特區房地產(集團)股份有限公司
董事會
2004年7月13日


董事会

# 深圳经济特区房地产(集团)股份有限公司

## 二〇〇四年第三季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏,并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 本公司董事长邵志和、总经理陈武华、财务经理陈金才保证季度报告中财务报告(未经审计)的真实、完整。

1.3 本季度财务报告未经审计。

1.4 董事侯莉颖因出差未出席会议。董事郑天伦、麻建华未出席会议,委托其他董事表决。

§2 公司基本情况

2.1 基本情况简介

| 证券简称 | 深深房A　深深房B | |
|---|---|---|
| 证券代码 | 000029　200029 | |
| | 董事会秘书 | 证券事务代表 |
| 姓名 | 陈继 | 涂志刚 |
| 联系地址 | 深圳市人民南路深房广场47楼 | 深圳市人民南路深房广场47楼 |
| 电话 | (0755)82293000—4718 | (0755)82293000—4715 |
| 传真 | 0755-82294024 | 0755-82294024 |
| 电子信箱 | spg@163.net | spg@163.net |

2.2 财务资料

2.2.1 主要会计数据及财务指标

| 项目 | 本报告期末 | 上年度期末 | 本报告期末比上年度期末增减(%) |
|---|---|---|---|
| 总资产(元) | 2,545,529,586.40 | 2,746,811,442.14 | -7.33 |
| 股东权益(不含少数股东权益)(元) | 1,077,021,251.41 | 1,139,382,117.06 | -5.47 |
| 每股净资产(元) | 1.0646 | 1.1263 | -5.48 |
| 调整后的每股净资产(元) | 1.0064 | 1.0340 | -2.67% |
| 项目 | 报告期 | 年初至报告期末 | 本报告期比上年同期增减(%) |
| 经营活动产生的现金流量净额(元) | -12,962,468.75 | 48,976,312.92 | -122.18 |
| 每股收益(元) | -0.0273 | -0.0616 | -111.63 |
| 净资产收益率 | -2.57% | -5.79% | -96.18 |
| 扣除非经常性损益后的净资产收益率 | -2.48% | -5.14% | -93.75 |
| 非经常性损益项目 | | | |
| 补贴收入 | | 30,000.00 | |
| 营业外收入 | 172,793.86 | 413,815.46 | |
| 营业外支出 | 1,164,996.14 | 7,424,555.34 | |
| 非经常性损益项目合计 | -992,202.28 | -6,980,739.88 | |

2.2.2 利润表附后

2.3 报告期末股东总数及前十名流通股东持股情况

单位:股

| 报告期末股东总数 | | 106,955 |
|---|---|---|
| 前十名流通股股东持股情况 | | |
| 股东名称(全称) | 期末持有流通股的数量 | 种类(A、B、H股或其它) |
| SKANDIA GLOBAL FUNDS PLC | 1,683,560 | B股 |
| 宁波市江东天通投资咨询有限公司 | 1,270,401 | A股 |
| 博时裕富证券投资基金 | 788,619 | A股 |
| 马泽瑛 | 721,780 | A股 |
| CHU KOON YUK | 720,000 | B股 |
| LAI KONG SUNG黎抗生 | 629,101 | B股 |
| ORE BURNS(AUSTRALIA)PTY LTD | 600,000 | B股 |
| SHUM YIP KWAN WING DEVELOPMENT LTD | 503,600 | B股 |
| 杨耀初 | 440,000 | B股 |
| 朱丽萍 | 397,800 | B股 |

§3 管理层讨论与分析

3.1 公司报告期内经营总体状况简要分析

报告期内,公司所属行业和经营范围未发生变化,经营情况正常,但由于没有新楼盘发售,故主营业务较去年同期有所下降,致使公司效益滑坡。报告期内,公司实现主营业务收入161,997,360元,比去年同期下降了31.05%,利润总额-27,553,107元,比去年同期减少了14,888,887元。

3.1.1 报告期主营行业情况

√适用　□不适用

| 分行业 | 收入(万元) | 成本(万元) | 毛利率(%) |
|---|---|---|---|
| 房地产销售收入 | 2665 | 3130 | —14.85 |
| 房屋租赁收入 | 1273 | 739 | 72.22 |
| 建筑施工收入 | 2427 | 2215 | 9.55 |
| 物业管理收入 | 2020 | 1506 | 34.19 |
| 旅游酒店饮食服务收入 | 382 | 313 | 22.01 |
| 商品销售收入 | 7211 | 6977 | 3.36 |
| 其他 | 221 | 63 | 250.87 |
| 合计 | 16199 | 14942 | 8.41 |
| 其中:关联交易 | 0 | 0 | 0 |

3.1.2 公司经营的季节性或周期性特征

□适用　√不适用

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

√适用　□不适用

| 项目 | 2004年7-9月 | | 2004年1-6月 | |
|---|---|---|---|---|
| | 金额(万元) | 占利润总额比例 | 金额(万元) | 占利润总额比例 |
| 主营业务利润 | 733.16 | -26.61% | 3,312.65 | -97.10% |
| 其他业务利润 | 437.87 | -15.89% | 840.98 | -24.65% |
| 期间费用 | 3,911.98 | -141.98 | 7,585.82 | -222.35% |
| 投资收益 | 84.86 | -3.08% | 619.39 | -18.16 |
| 营业外收支净额 | -99.22 | 3.60% | -601.85 | 17.64% |
| 利润总额 | -2,755.31 | | -3,411.65 | |

①报告期主营业务利润占利润总额之比例较前一报告期减少,其主要原因是7-9月份没有新楼盘销售只是销售处理了部份积压的旧楼房。

②报告期期间费用占利润总额之比例较前一报告期减少,主要是期间费用减幅加大。

③报告期投资收益比例较前一报告期减少,主要是前一报告期结转被拍卖广发证股份有限公司2.45%股权的投资收益。

④报告期营业外收支净额比前一报告期减少主要是营业外支出比例较前一报告期减少。

3.1.4 主营业务及结构与前一报告期相比发生重大变化的情况及原因说明

□适用　√不适用

3.1.5 主营业务盈利能力(毛利率)与前一报告期相比的重大变动及原因的说明

□适用　√不适用

3.2 重大事项及其影响和解决方案的分析说明

□适用　√不适用

3.3 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

□适用　√不适用

3.4 经审计且被出具非标意见情况下董事会和监事会出具的相关说明

□适用　√不适用

3.5 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅变动的警示及原因说明

√适用　□不适用

由于公司主营业务第四季度难有大的改观,故预计2004年度公司累计净利润将出现亏损。

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

□适用　√不适用

深圳经济特区房地产(集团)股份有限公司

董　事　会

2004年10月28日

利润表

(未经审计)

金额单位:人民币元

| 项目 | 2004年1—9月 | | 2003年1—9月 | |
|---|---|---|---|---|
| | 合并数 | 母公司 | 合并数 | 母公司 |
| 一 主营业务收入 | 555,673,441.87 | 154,996,207.37 | 643,593,096.19 | 165,079,154.02 |
| 减:主营业务成本 | 498,343,992.35 | 138,763,702.34 | 539,204,200.38 | 111,834,889.22 |
| 主营业务税金及附加 | 16,871,390.17 | 8,843,598.67 | 16,846,840.54 | 8,384,161.03 |
| 二 主营业务利润 | 40,458,059.35 | 7,388,906.36 | 87,542,055.27 | 44,860,103.77 |
| 加:其他业务利润 | 12,788,432.39 | 512,271.28 | 17,264,690.00 | 7,299.60 |
| 减:营业费用 | 16,887,072.94 | 1,198,147.66 | 19,335,174.92 | 1,318,724.46 |
| 管理费用 | 70,326,443.87 | 30,310,352.05 | 89,860,821.76 | 44,648,247.91 |
| 财务费用 | 27,764,339.16 | 28,511,445.38 | 37,246,196.19 | 31,683,048.80 |
| 三 营业利润 | -61,731,364.23 | -52,118,767.45 | -41,635,447.60 | -32,782,617.80 |
| 加:投资收益 | 7,042,510.60 | -3,751,224.04 | 2,490,700.64 | -7,444,881.63 |
| 补贴收入 | 30,000.00 | 0.00 | | |
| 营业外收入 | 413,815.46 | 77,837.16 | 336,460.90 | 95,188.72 |
| 减:营业外支出 | 7,424,555.34 | 6,568,710.88 | 886,782.54 | 126,998.59 |
| 四 利润总额 | -61,669,593.51 | -62,360,865.21 | -39,695,068.60 | -40,259,309.30 |
| 减:所得税 | 1,196,579.39 | | 1,137,770.04 | - |
| 少数股东损益 | -505,307.69 | | -573,529.34 | - |
| 五 净利润 | -62,360,865.21 | -62,360,865.21 | -40,259,309.30 | -40,259,309.30 |

利润表(续)

金额单位:人民币元

| 项目 | 2004年7—9月 | | 2003年7—9月 | |
|---|---|---|---|---|
| | 合并数 | 母公司 | 合并数 | 母公司 |
| 一 主营业务收入 | 161,997,360.84 | 37,050,755.83 | 234,961,536.07 | 61,626,019.19 |
| 减:主营业务成本 | 149,441,951.90 | 35,953,226.98 | 203,577,835.05 | 45,612,049.76 |
| 主营业务税金及附加 | 5,223,821.73 | 2,841,730.54 | 6,564,401.21 | 3,120,871.68 |
| 二 主营业务利润 | 7,331,587.21 | -1,744,201.69 | 24,819,299.81 | 12,893,097.75 |
| 加:其他业务利润 | 4,378,675.82 | 512,081.68 | 7,034,994.99 | |
| 减:营业费用 | 5,973,117.72 | 472,461.66 | 5,617,186.50 | 234,904.47 |
| 管理费用 | 23,724,876.26 | 11,174,208.46 | 26,872,132.70 | 13,887,195.70 |
| 财务费用 | 9,421,802.81 | 10,347,317.47 | 11,582,076.96 | 10,441,369.09 |
| 三 营业利润 | -27,409,533.76 | -23,226,107.60 | -12,217,101.36 | -11,670,371.51 |
| 加:投资收益 | 848,628.88 | -4,026,358.97 | -101,428.84 | -1,247,142.21 |
| 补贴收入 | 0.00 | 0.00 | | |
| 营业外收入 | 172,793.86 | 200.00 | 168,541.88 | 7,032.20 |
| 减:营业外支出 | 1,164,996.14 | 458,863.00 | 514,231.30 | 120,707.98 |
| 四 利润总额 | -27,553,107.16 | -27,711,129.57 | -12,664,219.62 | -13,031,189.50 |
| 减:所得税 | 938,126.59 | 0.00 | 608,967.37 | - |
| 少数股东损益 | -780,104.18 | 0.00 | -241,997.49 | - |
| 五 净利润 | -27,711,129.57 | -27,711,129.57 | -13,031,189.50 | -13,031,189.50 |

证券代码:000029、200029　　　　证券简称:深深房A、深深房B

(公告编号:临2004-10)

# 深圳经济特区房地产(集团)股份有限公司董事会决议公告

本公司董事会于2004年10月26日召开会议,应参加董事12人,实到9人,2名董事委托其他董事表决。会议审议通过了以下事项:

一、公司2004年三季度报告;

二、同意执行2001年1月同吉林省明日实业有限公司签署的《关于吉林制药股权转让和解协议书》,并办理相关的信息披露和股权过户手续。

1999年7月6日,本公司与吉林省明日实业股份有限公司签订转让协议,协议转让吉制药法人股共18,507,500股,占吉制药总股份的13.64%,以1998年底吉制药每股净资产作价,转让价格为2.24元/股,总价款4,145.68万元。1999年12月20日,明日实业公司向长春市中级人民法院提出诉讼,以集团没有依照合同规定在3个月内取得国资管理部门审批为由,要求解除合同、退还已经支付的首期转让款1,200万元,并赔偿损失。2000年7月3日,经长春市中院调解,集团同明日公司达成协议,法院下达了[2000]长经初字第61号民事调解书,规定双方继续履行原合同,但转让价格降为1.60元/股,转让总价款相应降为2961.2万元。2001年1月5日,本公司同明日公司签订《关于吉林制药股权转让和解协议书》,同意按1.50元/股转让价格完成交易,所优惠价款185万元(每股优惠0.1元)用于受让方购买本公司之房产。截止2001年末,本公司已收讫全部款项,但由于种种原因双方一直未能办理股权过户手续(在本公司2001—2003年报中均有说明)。现公司新一届董事会研究决定,继续执行《关于吉林制药股权转让和解协议书》,办理股权过户手续。过户完成后公司将确认收入,预计该转让事项能为公司带来一定投资收益。本公司将编制股东持股变动报告书,详细披露有关交易情况。

特此公告。

深圳经济特区房地产(集团)股份有限公司

董　事　会

2004年10月28日



（公告编号：临2004-09）

# 深圳经济特区房地产（集团）股份有限公司
# 重大诉讼事项进展公告

本公司于2004年10月20收到两份黑龙江省高级人民法院民事调解书(2003黑高商初字第10号和2004黑商外终字第11号)，该调解书就本公司与哈尔滨工业大学借款纠纷和承包纠纷案作出调解，有关案件的主要情况及进展情况已在2000—2003年度报告和2004年8月18日的《中国证券报》及《大公报》予以披露，现将调解结果公告如下：

经法院主持调解，双方当事人自愿达成协议：

1、同意将借款纠纷案与承包经营合同纠纷案合并调解解决；

2、解除深房集团与被告哈尔滨工业大学之间的“全面合作合同书”，以及香港新峰企业有限公司与哈尔滨工业大学建筑科技开发有限公司、哈尔滨工业大学之间的“哈尔滨海燕大酒店承包经营合同”；

3、深房集团与被告哈尔滨工业大学合作中的债务由双方按投资比例分担；

4、调解书签收后一个月内，由哈尔滨工业大学给付深房集团投资款人民币7741万元；

5、原合作公司资产归哈尔滨工业大学所有；

6、调解书签收后，当事人双方之间合作项目有关的协议及文件均解除、废止。

若调解书生效后本公司能顺利收回投资款7741万元，将有助于改善公司的资金状况，另外，由于对以上事项公司已相应计提了减值准备，故对本年度损益和净资产有一定程度的正面影响。

特此公告

深圳经济特区房地产（集团）股份有限公司

董 事 会

2004年10月21日



证券代码：000029、200029　　证券简称：深深房A、 深深房B

（公告编号：临2004-08）

深圳经济特区房地产（集团）股份有限公司

# 董事会决议公告

Board Resolutions

本公司董事会于 2004 年 8 月 23 日召开会议，应出席董事 12 人，实到 10 人，一名董事委托其他董事表决。会议经审议通过以下议案：

一、《公司 2004 年半年度报告及摘要》

二、《公司 2004 年度中期利润分配预案》

2004 年中期利润不分配，也不进行资本公积金转增股本。

三、《关于对中国证监会深圳监管局巡检所发现问题的整改报告》

特此公告。



深圳经济特区房地产（集团）股份有限公司

董 事 会

2004 年 8 月 25 日

Summary of Semi-Annual Report 2004


董事会

# 深圳经济特区房地产(集团)股份有限公司2004年半年度报告摘要

## §1 重要提示


PROCESSING
RECEIVED
MAR 1 0 2005
SECTION
202
SEC MAIL
WASH., D.C.

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

本半年度报告摘要摘自半年度报告全文，报告全文同时刊载于巨潮资讯网(http://www.cninfo.com.cn)。投资者欲了解详细内容，应当仔细阅读半年度报告全文。

1.2 没有董事声明对半年度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 董事梁松、独立董事郑天伦未出席董事会。

1.4 公司半年度财务报告未经审计。

1.5 公司董事长邵志和、总经理陈武华和财务经理陈金才声明：保证半年度报告中财务报告真实、完整。

## §2 上市公司基本情况

2.1 基本情况简介

| 股票简称 | 深深房A、深深房B | |
|---|---|---|
| 股票代码 | 000029、200029 | |
| 上市证券交易所 | 深圳证券交易所 | |
| | 董事会秘书 | 证券事务代表 |
| 姓名 | 陈继 | 涂志刚 |
| 联系地址 | 深圳市人民南路深房广场47楼 | 深圳市人民南路深房广场47楼 |
| 电话 | 82293000-4718 | 82293000-4715 |
| 传真 | 82294024 | 82294024 |
| 电子信箱 | spg@163.net | spg@163.net |

2.2 主要财务数据和指标

2.2.1 主要会计数据和财务指标

单位：（人民币）元

| | 本报告期末 | 上年度期末 | 本报告期末比年初数增减（%） |
|---|---|---|---|
| 流动资产 | 1,923,360,287.55 | 2,109,360,970.67 | -8.82% |
| 流动负债 | 1,374,238,721.66 | 1,561,674,156.38 | -12.00% |
| 总资产 | 2,519,540,147.12 | 2,746,811,442.14 | -8.27% |

| 股东权益（不含少数股东权益） | 1,104,732,380.98 | 1,139,382,117.06 | -3.04% |
|---|---|---|---|
| 每股净资产 | 1.09 | 1.13 | -3.02% |
| 调整后的每股净资产 | 1.01 | 1.03 | -2.71% |
| | 报告期（1-6 月） | 上年同期 | 本报告期比上年同期增减（%） |
| 净利润 | -34,649,735.64 | -27,228,119.80 | -- |
| 扣除非经常性损益后的净利润 | -28,661,198.04 | -27,023,488.04 | -- |
| 每股收益 | -0.03 | -0.03 | -- |
| 每股收益（如果股本发生变化，按新股本计算） | -0.03 | — | — |
| 净资产收益率 | -3.14% | -2.71% | -0.43% |
| 经营活动产生的现金流量净额 | 61,938,781.67 | 23,224,492.15 | 166.70% |

2.2.2 非经常性损益项目

√ 适用 □ 不适用

单位：（人民币）元

| 非经常性损益项目 | 金额 |
|---|---|
| 补贴收入 | 30,000.00 |
| 营业外收入 | 241,021.60 |
| 营业外支出 | 6,259,559.20 |
| 合计 | -5,988,537.60 |

2.2.3 国内外会计准则差异

√ 适用 □ 不适用

单位：（人民币）万元

| | 国内会计准则 | 境外（国际）会计准则 |
|---|---|---|
| 净利润 | -3,464.97 | -2,804.20 |

差异说明

| | 净利润（千元） | 净资产（千元） |
|---|---|---|
| 按中国＜企业会计制度＞ | (34,650) | 1,104,732 |
| 转回投资物业的折旧及摊销费用 | 7,170 | 78,549 |
| 短期投资市价的调整 | (562) | 1,341 |
| 上年费用确认的时间性差异 | | 2,217 |
| 固定资产成本确认的差异 | | (202,149) |
| 冲销购入子公司而导致的商誉 | | (5,696) |
| 其他 | | 267 |
| 按国际会计准则 | (28,042) | 979,261 |

## §3 股本变动及股东情况

3．1 股份变动情况表

□ 适用 √ 不适用

## 3.2 前十名股东持股情况

单位：股

| 报告期末股东总数 | | | | | | 110,167 |
|---|---|---|---|---|---|---|
| 前十名股东持股情况 | | | | | | |
| 股东名称（全称） | 报告期内增减 | 期末持股数量 | 比例（%） | 股份类别(已流通或未流通) | 质押或冻结的股份数量 | 股东性质（国有股东或外资股东） |
| 深圳市建设投资控股公司 | 0 | 743,820,000 | 73.52 | 未流通 | 0 | 国有股东 |
| SKANDIA GLOBAL FUNDS PLC | 841,360 | 1,683,560 | 0.17 | 已流通 | 未知 | 外资股东 |
| 博时裕富证券投资基金 | -206,000 | 746,991 | 0.07 | 已流通 | 未知 | 境内股东 |
| CHU KOON YUK | -120,000 | 720,000 | 0.07 | 已流通 | 未知 | 外资股东 |
| 马泽琪 | 未知 | 620,000 | 0.06 | 已流通 | 未知 | 境内股东 |
| LAI KONG SUNG 黎抗生 | -2,000 | 619,101 | 0.06 | 已流通 | 未知 | 外资股东 |
| ORE BURNS(AUSTRALIA)PTY LTD | 0 | 600,000 | 0.06 | 已流通 | 未知 | 外资股东 |
| SHUM YIP KWAN WING DEVELOPMENT LTD | -120,000 | 503,600 | 0.05 | 已流通 | 未知 | 外资股东 |
| 杨耀初 | 0 | 440,000 | 0.04 | 已流通 | 未知 | 外资股东 |
| 朱丽容 | 未知 | 397,800 | 0.04 | 已流通 | 未知 | 外资股东 |

| 前十名流通股股东持股情况 | | |
|---|---|---|
| 股东名称（全称） | 期末持有流通股的数量 | 种类（A、B、H股或其它） |
| SKANDIA GLOBAL FUNDS PLC | 1,683,560 | B股 |
| 博时裕富证券投资基金 | 746,991 | A股 |
| CHU KOON YUK | 720,000 | B股 |
| 马泽琪 | 620,000 | A股 |
| LAI KONG SUNG 黎抗生 | 619,101 | B股 |
| ORE BURNS(AUSTRALIA)PTY LTD | 600,000 | B股 |
| SHUM YIP KWAN WING DEVELOPMENT LTD | 503,600 | B股 |
| 杨耀初 | 440,000 | B股 |
| 朱丽容 | 397,800 | B股 |
| 翁政文 | 392,500 | B股 |

| 上述股东关联关系或一致行动的说明 | 以上股东关联关系或是否存在一致行动未知. | |
|---|---|---|
| 战略投资者或一般法人参与配售新股约定持股期限的说明 | 股东名称 | 约定持股期限 |
| | 无 | 无 |

3.3 控股股东及实际控制人变更情况
□ 适用 √ 不适用

# §4 董事、监事和高级管理人员情况

4.1 董事、监事和高级管理人员持股变动
□ 适用 √ 不适用

# §5 管理层讨论与分析

5.1 主营业务分行业、产品情况表

单位：（人民币）万元

| 分行业 | 主营业务收入 | 主营业务成本 | 毛利率(%) | 主营业务收入比上年同期增减（%） | 主营业务成本比上年同期增减（%） | 毛利率比上年同期增减（%） |
|---|---|---|---|---|---|---|
| 房地产开发与经营业 | 12,401.62 | 11,001.27 | 11.29 | 12.28 | 53.97 | -42.68 |
| 房地产管理业 | 4,070.48 | 3,414.06 | 16.13 | -6.33 | -23.58 | 1.92 |
| 其他房地产业 | 2,206.03 | 1,039.19 | 52.89 | 34.19 | 41.58 | -20.32 |
| 零售业 | 15,854.59 | 15,295.95 | 3.52 | -19.55 | -19.46 | 19.79 |
| 旅馆业 | 690.34 | 652.53 | 5.48 | 27.83 | 1.15 | 1.71 |
| 其中：关联交易 | 0.00 | 0.00 | -- | 0.00 | 0.00 | 0.00 |

| 分产品 | 主营业务收入 | 主营业务成本 | 毛利率(%) | 主营业务收入比上年同期增减（%） | 主营业务成本比上年同期增减（%） | 毛利率比上年同期增减（%） |
|---|---|---|---|---|---|---|
| 房地产 | 12,401.62 | 11,001.27 | 11.29 | 12.28 | 53.97 | -42.68 |
| 物业管理 | 4,070.48 | 3,414.06 | 16.13 | -6.33 | -23.58 | 1.92 |
| 商品流通 | 15,854.59 | 15,295.95 | 3.52 | -19.55 | -19.46 | 19.79 |
| 其中：关联交易 | 0.00 | 0.00 | -- | | | |
| 关联交易的定价原则 | 市场定价 | | | | | |

其中：报告期内上市公司向控股股东及其子公司销售产品的关联交易总金额0.00万元。

5.2 主营业务分地区情况

单位：（人民币）万元

| 地区 | 主营业务收入 | 主营业务收入比上年同期增减（%） |
|---|---|---|
| 境内 | 38,842.00 | -3.62 |
| 境外 | 525.00 | -2.04 |

5.3 对净利润产生重大影响的其他经营业务

□ 适用 √ 不适用

5.4 参股公司经营情况（适用投资收益占净利润10%以上的情况）
□ 适用 √ 不适用

5.5 主营业务及其结构发生重大变化的原因说明
√ 适用 □ 不适用

| 公司上半年主营业务收入比去年同期减少1,495万元，减幅3.66%；净利润比去年同期减少742万元。其影响的原因：一是母公司结转了翠沁阁售楼收入；二是房屋出租面积减少；三是下属圳通公司大力拓展经营业务增加了主营业务收入；四是深圳市物业管理公司和深圳海燕大酒店收入比上年同期略有增长；五是深房百货公司进出口业务减少和商场零售商品销售业务减少；七是主营业务成本率比上年同期增幅6.53%，其中房地产开发、物业管理、建筑施工安装等行业的成本率增幅较大，影响主营业务利润比上年同期减少2,572万元；八是公司借款所收到的现金减少。 |
|---|

5.6 主营业务盈利能力（毛利率）与上年相比发生重大变化的原因说明
□ 适用 √ 不适用

5.7 利润构成与上年度相比发生重大变化的原因分析
√ 适用 □ 不适用

| 公司房地产销售比上年同期增幅12%，其主要原因是母公司结转了翠沁阁售楼收入；房屋租赁收入比上年同期减幅6.33%，其主要原因是房屋出租面积减少；建筑施工安装收入比上年同期增幅34.18%，其主要原因是下属圳通公司大力拓展经营业务增加了主营业务收入；物业管理和旅游酒店饮食服务收入比上年同期略有增长；商贸业竞争十分激烈，使收入比上年同期减19.56%，主要表现是下属深房百货公司进出口业务减少和商场零售商品销售业务减少. |
|---|

5.8 募集资金使用情况
5.8.1 募集资金运用
□ 适用 √ 不适用

5.8.2 变更项目情况
□ 适用 √ 不适用

5.9 董事会下半年的经营计划修改计划
√ 适用 □ 不适用

| 调整经营计划内容 | 下半年经营工作着重做好以下几方面的工作：一是抓好在建工程的进度和全力推进沉淀资产的盘活，加大对广州黄埔花园、汕头金叶岛三期开发工作，龙岗龙凤山庄的改造项目的申报和规划设计工作；二是加强楼宇尤其是星湖花园三期和怡泰中心的销售和促进销售工作，加大楼宇租赁力度，以确保完成全年经营计划；三是将适度加大融资力度，有效利用财务杠杆作用；四是认真降低各项费用开支，努力强化成本控制；五是进一步提高企业管理水平，加快经营机制转换，促进公司整体管理水平和经营效率上新台阶；六、积极寻找土地储备和投资项目，为明年主业发展创造条件。 |
|---|---|

5.10 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

√ 适用 □ 不适用

| 由于公司主营业务状况短期内难有大的改善,故预计三季度仍将出现亏损. |
|---|

5.11 公司管理层对会计师事务所本报告期“非标意见”的说明

□ 适用 √ 不适用

5.12 公司管理层对会计师事务所上年度“非标意见”涉及事项的变化及处理情况的说明

□ 适用 √ 不适用

# §6 重要事项

6.1 收购、出售资产及资产重组

6.1.1 收购或置入资产

□ 适用 √ 不适用

6.1.2 出售或置出资产

√ 适用 □ 不适用

单位：（人民币）万元

| 交易对方及被出售或置出资产 | 出售日 | 交易价格 | 本年初起至出售日该出售资产为上市公司贡献的净利润 | 出售产生的损益 | 是否为关联交易（如是，说明定价原则） |
|---|---|---|---|---|---|
| 公司将持有深圳竹园企业有限公司的权益出售给深圳市商贸投资控股公司 | 2004 年 06 月18日 | 8,000.00 | 12.79 | 影响较小,具体金额尚不能确定。 | 否 |

6.1.3 自资产重组报告书或收购出售资产公告刊登后，该事项的进展情况及对报告期经营成果与财务状况的影响。

□ 适用 √ 不适用

6.2 担保事项

√ 适用 □ 不适用

单位：（人民币）万元

| 担保对象名称 | 发生日期（协议签署日） | 担保金额 | 担保类型 | 担保期 | 是否履行完毕 | 是否为关联方担保（是或否） |
|---|---|---|---|---|---|---|
| 西安新峰物业商贸公司 | 1996 年 12 月 28 日 | 400.00 | 连带责任担保 | 1996 年 12 月 28 日 --1997 年 | 否 | 是 |

| | | | | 12月28日 | | |
|---|---|---|---|---|---|---|
| 云南鲲鹏航空服务公司 | 2001年08月15日 | 75.00 | 连带责任担保 | 2001年8月15日--2004年8月15日 | 否 | 是 |
| 沈阳同新房地产开发有限公司 | 2002年05月21日 | 1,314.00 | 连带责任担保 | 2002年5月21日--2003年5月21日 | 否 | 否 |
| 深房保税贸易有限公司 | 2004年07月10日 | 2,070.00 | 连带责任担保 | 2004年7月21日--2004年7月21日 | 否 | 否 |
| 深房保税贸易有限公司 | 2003年09月08日 | 828.00 | 连带责任担保 | 2003年9月8日--2004年9月8日 | 否 | 否 |
| 深房保税贸易有限公司 | 2004年07月10日 | 500.00 | 连带责任担保 | 2004年7月22日--2005年7月22日 | 否 | 否 |
| 深房保税贸易有限公司 | 2003年06月30日 | 270.00 | 连带责任担保 | 2003年6月30日--2004年6月30日 | 是 | 否 |
| 深圳市物业管理有限公司 | 2003年08月15日 | 2,000.00 | 连带责任担保 | 2003年8月15日--2004年8月15日 | 否 | 否 |
| 担保发生额合计 | | | | | | 10,917.34 |
| 担保余额合计 | | | | | | 10,917.34 |
| 其中：关联担保余额合计 | | | | | | 475.00 |
| 违规担保总额 | | | | | | 75.00 |
| 担保总额占公司净资产的比例 | | | | | | 9.88 |
| 上市公司对控股子公司担保发生额合计 | | | | | | 6,981.34 |

6.3 关联债权债务往来

√ 适用 □ 不适用

单位：（人民币）万元

| 关联方 | 关联关系 | 向关联方提供资金 | | 关联方向上市公司提供资金 | |
|---|---|---|---|---|---|
| | | 借方发生额 | 期末余额 | 贷方发生额 | 期末余额 |
| 联华企业公司 | 其他 | 0.00 | 2,051.80 | 0.00 | 0.00 |
| 综合服务公司 | 其他 | 2.06 | 90.19 | 0.00 | 0.00 |
| 百立有限公司 | 其他 | 0.00 | 1,107.21 | 0.00 | 0.00 |

| 澳洲柏克顿分公司 | 其他 | 0.00 | 1,255.93 | 0.00 | 0.00 |
|---|---|---|---|---|---|
| 特发建筑装修公司 | 其他 | 0.00 | 0.00 | 0.00 | 59.80 |
| 深房龙岗公司 | 其他 | 0.00 | 4,439.85 | 0.00 | 0.00 |
| 新峰交易评估有限公司 | 其他 | 0.00 | 432.45 | 0.00 | 72.88 |
| 八方通铁路公司 | 其他 | 0.00 | 712.31 | 0.00 | 0.00 |
| 深圳赛博广场有限公司 | 其他 | 0.00 | 88.91 | 0.00 | 0.00 |
| 罗浮山矿泉水公司 | 其他 | 0.00 | 1,046.52 | 0.00 | 0.00 |
| 润华汽车公司 | 其他 | 0.00 | 307.28 | 0.00 | 0.00 |
| 深房建筑装饰材料公司 | 其他 | 0.00 | 790.73 | 0.00 | 0.00 |
| 昆山调峰电力有限公司 | 其他 | 0.00 | 445.42 | 0.00 | 0.00 |
| 封开联峰水泥公司 | 其他 | 23.33 | 717.68 | 0.00 | 0.00 |
| 哈尔滨海燕酒店 | 其他 | 0.00 | 74.78 | 0.00 | 0.00 |
| 西安新峰公司 | 其他 | 261.75 | 1,500.16 | 0.00 | 0.00 |
| 加拿大公司 | 其他 | 0.00 | 8,903.57 | 0.00 | 0.00 |
| 建设投资控股公司 | 控股股东 | 0.00 | 0.00 | 0.00 | 18,873.13 |
| 建设集团财务公司 | 控股股东控制的法人 | 7,005.86 | 918.49 | 7,000.00 | 10,000.00 |
| 竹园企业公司 | 其他 | 63.28 | 1,058.96 | 0.00 | 3,054.86 |
| 荣花机电公司 | 其他 | 0.00 | 47.52 | 0.00 | 0.00 |
| 合计 | | 7,356.28 | 25,989.76 | 7,000.00 | 32,060.67 |

其中：报告期内上市公司向控股股东及其子公司提供资金的发生额0.00万元，余额918.49万元

6.4 重大诉讼仲裁事项

√ 适用 □ 不适用

1、1997 年 3 月 21 日，本公司与保兴房地产开发（深圳）有限公司（以下简称保兴公司）签订一份《国兴大厦股权转让合同书》，根据合同规定，本公司将所持有的国兴大厦项目 68%的权益以人民币 14,500 万元价款转让给保兴公司，且原本公司欠付工程款 1,500 万元亦由保兴公司承担。保兴公司支付 4,500 万元后，尚欠 10,000 万元权益转让款及 1,500 万元工程款未支付给本公司，本公司遂因此提起法律诉讼。经广东省高级人民法院"（2001）粤高法经一初字第 7 号"民事判决书于 2002 年 9 月 28 日判决：保兴公司须支付尚欠本公司的转让款 98,948,060.00 元人民币及利息。2003 年，此案经二审审理判决维持原判。截止期末，案件尚在执行过程中。依据谨慎性原则，本公司对上述交易未确认收入，截至 2004 年 6 月 30 日止，本公司帐面存货中仍包含上述房产计 166,109,047.00 元，但相关房产产权已登记至保兴公司名下，本公司为此已计提 69,907,107.00 元损失准备。

2、1993 年 6 月 26 日，本公司与原哈尔滨建筑工程学院（现已并入哈尔滨工业大学）签订了一份《全面合作合同书》，但至 1995 年 9 月原哈尔滨建筑工程学院将本公司提供的人民币 22,120,500.00 元挪作他用，至今未能归还，本公司遂向哈尔滨工业大学提起诉讼，哈尔滨市中级人民法院已于 2002 年 12 月 16 日受理此案。同时（1993 年 6 月 26 日），本公司的全资子公司香港新峰企业有限公司与哈尔滨建筑大学科技开发总公司（现为哈尔滨工业大学建筑科技开发有限公司）共同签订《哈尔滨建峰科技发展有限公司合同书》，本公司及香港新峰企业有限公司共为此投资本金 55,960,000.00 元，1996 年 5 月 15 日，香港新峰企业有限公司又与哈尔滨建筑大学科技开发总公司签订了一份《承

包经营合同》，约定由哈尔滨建筑大学科技开发总公司单方承包经营，承包期十三年，并按期向香港新峰企业有限公司交纳承包金，最终目标是"还清本公司的全部投资本金及利息"，原哈尔滨建筑大学（现已并入哈尔滨工业大学）为此提供了担保。但原哈尔滨建筑大学科技开发总公司及原哈尔滨建筑大学从未向香港新峰企业有限公司交纳过承包金。香港新峰企业有限公司遂向哈尔滨工业大学建筑科技开发有限公司、哈尔滨工业大学提起诉讼，黑龙江省高级人民法院已于 2003 年 1 月 21 日受理此案。截至期末，此两案正在审理中。本公司账面长期股权投资余额为 18,799,905.25 元，已全额计提减值准备，账面长期债权投资余额为 76,801,904.16 元，本公司已计提减值准备 56,975,108.88 元。

3、 西安项目诉讼情况：西安新峰物业商贸有限公司（以下简称西安新峰公司）是本公司之全资子公司香港新峰企业有限公司在西安成立的中外合资企业，其中香港新峰企业有限公司以现金出资占股 84%，西安市商贸委直属企业西安商贸大厦以土地使用权出资占股 16%，主营业务是房地产开发，开发项目为西安商贸大厦。项目于 1995 年 11 月 28 日开工，由于合作双方在项目经营方针上发生严重分歧，迫使项目在 1996 年停工，1997 年西安市政府决定将西安新峰公司投资项目收回，调整给西安市商贸委下属企业--西安商贸旅游有限责任公司（以下简称商贸旅游公司）。但双方对于投资补偿款发生诉讼，经陕西省高级人民法院"（2000）陕经一初字第 25 号"判决书于 2001 年 12 月 19 日判决：（1）商贸旅游公司于判决生效后一个月向西安新峰公司支付补偿款 3,662 万元及其利息（利息自 1998 年 9 月 14 日起至判决履行之日止，利率按中国人民银行规定的同期贷款利率执行），逾期履行时，加倍支付迟延履行期间的债务利息；（2）西安市商贸委对上述补偿款的利息承担连带责任。现案件尚在执行过程中。截止 2004 年 6 月 30 日本公司账面对西安新峰公司其他应收款余额 15,001,626.59 元，长期债权投资余额 9,030,922.30 元，长期股权投资余额 25,473,600.00 元，本公司已计提长期投资减值准备 21,823,177.57 元。

6.5 其他重大事项及其影响和解决方案的分析说明

☐ 适用 √ 不适用

# § 7 财务报告

## 7.1 审计意见

| 财务报告 | √未经审计 ☐审计 |
|---|---|
| 审计意见 | ☐标准无保留意见 ☐非标意见 √未经审计 |
| 审计意见全文 | |
| | |

## 7.2 比较式合并及母公司的利润表

利润及利润分配表

编制单位：深圳经济特区房地产(集团)股份有限公司

单位：（人民币）元

境内报表

| 项目 | 本期 | | 上年同期 | |
|---|---|---|---|---|
| | 合并 | 母公司 | 合并 | 母公司 |
| 一、主营业务收入 | 393,676,081.03 | 117,945,451.54 | 408,631,560.12 | 103,453,134.83 |
| 减：主营业务成本 | 348,902,040.45 | 102,810,475.36 | 335,458,015.05 | 66,222,839.46 |
| 主营业务税金及附加 | 11,647,568.44 | 6,001,868.13 | 12,507,239.33 | 5,263,289.35 |

| 二、主营业务利润（亏损以"-"号填列） | 33,126,472.14 | 9,133,108.05 | 60,666,305.74 | 31,967,006.02 |
|---|---|---|---|---|
| 加：其他业务利润（亏损以"-"号填列） | 8,409,756.57 | 189.60 | 12,569,086.30 | 7,299.60 |
| 减：营业费用 | 10,913,955.22 | 725,686.00 | 13,640,349.99 | 1,083,819.99 |
| 管理费用 | 46,601,567.61 | 19,136,143.59 | 63,349,269.06 | 30,761,052.21 |
| 财务费用 | 18,342,536.35 | 18,164,127.91 | 25,664,119.23 | 21,241,679.71 |
| 三、营业利润（亏损以"-"号填列） | -34,321,830.47 | -28,892,659.85 | -29,418,346.24 | -21,112,246.29 |
| 加：投资收益（损失以"-"号填列） | 6,193,881.72 | 275,134.93 | 2,592,129.48 | -6,197,739.42 |
| 补贴收入 | 30,000.00 | | | |
| 营业外收入 | 241,021.60 | 77,637.16 | 167,919.02 | 88,156.52 |
| 减：营业外支出 | 6,259,559.20 | 6,109,847.88 | 372,551.24 | 6,290.61 |
| 四、利润总额（亏损总额以"-"号填列） | -34,116,486.35 | -34,649,735.64 | -27,030,848.98 | -27,228,119.80 |
| 减：所得税 | 258,452.80 | | 528,802.67 | |
| 减：少数股东损益 | 274,796.49 | | -331,531.85 | |
| 五、净利润（净亏损以"-"号填列） | -34,649,735.64 | -34,649,735.64 | -27,228,119.80 | -27,228,119.80 |
| 加：年初未分配利润 | -916,588,313.01 | -914,981,003.92 | -927,940,038.50 | -917,404,644.33 |
| 其他转入 | 0.00 | | 0.00 | |
| 六、可供分配的利润 | -951,238,048.65 | -949,630,739.56 | -955,168,158.30 | -944,632,764.13 |
| 减：提取法定盈余公积 | | | | |
| 提取法定公益金 | | | | |
| 提取职工奖励及福利基金 | | | | |
| 提取储备基金 | | | | |
| 提取企业发展基金 | | | | |
| 利润归还投资 | | | | |
| 七、可供投资者分配的利润 | -951,238,048.65 | -949,630,739.56 | -955,168,158.30 | -944,632,764.13 |
| 减：应付优先股股利 | | | | |
| 提取任意盈余公积 | | | | |
| 应付普通股股利 | | | | |
| 转作资本（或股本）的普通股股利 | | | | |
| 八、未分配利润 | -951,238,048.65 | -949,630,739.56 | -955,168,158.30 | -944,632,764.13 |
| 补充资料: | | | | |
| 1.出售、处置部门或被投资单位所得收益 | | | | |
| 2.自然灾害发生的损失 | | | | |
| 3.会计政策变更增加（或减少）利润总额 | | | | |
| 4.会计估计变更增加（或减少）利润总额 | | | | |
| 5.债务重组损失 | | | | |

| 6.其他 | | | | | |
| --- | --- | --- | --- | --- | --- |

7.3　财务附注

7.3.1 与最近一期年度报告相比，本报告期会计政策、会计估计变更和会计差错更正的说明。

1、会计政策发生变更的具体说明。

本公司原执行财政部财会字[1998]14号文《企业会计准则-资产负债表日后事项》，现据财政部财会[2003]12号文"关于印发《企业会计准则-资产负债表日后事项》的通知"，本公司自2003年7月1日起执行财政部财会[2003]12号文，按该文规定对资产负债表日后至财务报告批准报出日之间由董事会或类似机构所制定利润分配方案中分配的股利作出会计处理规定：现金股利在资产负债表所有者权益中单独列示；股票股利在会计报表附注中单独披露。唯此变更对本公司本年度及上年度会计报表均无影响。

2、会计估计未发生变更。

3、会计差错更正未发生。

7.3.2 与最近一期年度报告相比，本报告期合并范围未发生重大变化。

7.3.3 如果被出具非标准无保留意见，列示涉及事项的有关附注。

□ 适用 √ 不适用

深圳经济特区房地产（集团）股份有限公司

董 事 会

2004 年 8 月 24 日

Development of material litigation

證券代碼：000029、200029　　證券簡稱：深深房 A、深深房 B

公告編號：臨 2004－07

# 深圳經濟特區房地產（集團）股份有限公司
# 重大訴訟事項進展公告

我公司收到黑龍江省哈爾濱市中級人民法院民事判決書（2003 哈民一初字第 28 號），現將案件主要情況及判決結果公告如下：

一、案件基本情況：1993 年 6 月 26 日，本公司與原哈爾濱建築工程學院（現已併入哈爾濱工業大學）簽訂了一份《全面合作合同書》，合同約定：雙方共同開發改造原哈爾濱建工科技大廈和進行房地產開發經營。由深房集團負責提供上述兩項開發建設項目的全部資金。深房集團在三年內按哈爾濱建工學院的用款計劃，分批撥付給對方人民幣 5000 萬元，利息按月息 8 厘計算。合同簽定後，深房集團認真履行了合同，於 1993 年 9 月 3 日到 1995 年 5 月 18 日三年內共計給對方撥款人民幣 21,457,821.87 元。對方收取上述款項後，沒有履行合同，而是將本公司撥付的款項挪作他用，至今未能歸還，本公司遂向哈爾濱工業大學提起訴訟，要求對方如數退還全部款項並給付相應的利息，並賠償違約給深房集團造成的損失。哈爾濱市中級人民法院於 2002 年 12 月 16 日受理此案。

二、判決結果：以上案件經黑龍江省哈爾濱市中級人民法院一審審理，判決結果如下：

1、被告哈爾濱工業大學於判決生效後 15 日內，返還原告深房集團借款本金 21,457,821.87 元。

2、被告哈爾濱工業大學於判決生效後 15 日內，返還原告深房集團借款本金 21,457,821.87 元的利息（自 1993 年 9 月 3 日起至 2004 年 7 月 20 日止）。

3、駁回深房集團其他訴訟請求。

案件受理費 208,383.05 元，由被告哈爾濱工業大學負擔。

三、對本公司的影響

若該判決生效且能順利執行，我司將收回約 3900 萬元資金，有利於緩解公司流動資金緊張狀況。

另外，與上述案件密切相關的另一案件正在審理程序之中。1993 年 6 月 26 日，本公司的全資子公司香港新峰企業有限公司與哈爾濱建築大學科技開發總公司（現爲哈爾濱工業大學建築科技開發有限公司）共同簽訂《哈爾濱建峰科技發展有限公司合同書》，本公司及香港新峰企業有限公司共爲此投資本金 55,960,000.00 元，1996 年 5 月 15 日，香港新峰企業有限公司又與哈爾濱建築大學科技開發總公司簽訂了一份《承包經營合同》，約定由哈爾濱建築大學科技開發總公司單方承包經營，承包期十三年，並按期向香港新峰企業有限公司交納承包金，最終目標是「還清本公司的全部投資本金及利息」，原哈爾濱建築大學（現已併入哈爾濱工業大學）爲此提供了擔保。但原哈爾濱建築大學科技開發總公司及原哈爾濱建築大學從未向香港新峰企業有限公司交納過承包金。香港新峰企業有限公司遂向哈爾濱工業大學建築科技開發有限公司、哈爾濱工業大學提起訴訟，黑龍江省高級人民法院已於 2003 年 1 月 21 日受理此案。由於該案件未判決，故前述案件的判決結果對本公司的損益影響尚難估算，本公司將及時公告此案件的進展情況。

特此公告

深圳經濟特區房地產（集團）股份有限公司
董　事　會
2004 年 8 月 18 日

董事会



RECEIVED
MAR 1 0 2005
PROCESSING
SECTION
202
WASH. D.C.

Resolutions of shareholders' meeting

證券代碼：000029、200029　　證券簡稱：深深房 A、深深房 B
公告編號：臨 2004-05

## 深圳經濟特區房地產（集團）股份有限公司股東大會決議公告

深圳經濟特區房地產（集團）股份有限公司第 12 屆股東大會於 2004 年 6 月 28 日上午 9:00 在深房廣場 48 樓會議廳舉行。會議由董事長鄧志和主持，股東代表、律師、本公司董事、監事、高級管理人員出席了本次會議。本次股東大會到會授權股東 2 人，所持股份 74412.9 萬股，佔公司總股本的 73.56%，其中 A 股 74382 萬股，佔公司總股本的 73.52%，B 股 30.9 萬股，佔公司總股本的 0.03%，符合《公司法》和《公司章程》的規定，經深圳信達律師事務所律師鑒證，本次股東大會的召開程序合法有效。會議表決情況如下：

一、審議通過了《2003 年度董事會報告》，表決情況如下：

A 股：贊成票：74382 萬股，反對票：0 股，棄權票：0 股。贊成票佔出席會議股東所持股份的 100%。

B 股：贊成票：30.9 萬股，反對票：0 股，棄權票：0 股。贊成票佔出席會議股東所持股份的 100%。

二、審議通過了《2003 年財務決算報告及利潤分配方案》。表決情況如下：

A 股：贊成票：74382 萬股，反對票：0 股，棄權票：0 股。贊成票佔出席會議股東所持股份的 100%。

B 股：贊成票：30.9 萬股，反對票：0 股，棄權票：0 股。贊成票佔出席會議股東所持股份的 100%。

三、審議通過了《2003 年度監事會報告》，表決情況如下：

A 股：贊成票：74382 萬股，反對票：0 股，棄權票：0 股。贊成票佔出席會議股東所持股份的 100%。

B 股：贊成票：30.9 萬股，反對票：0 股，棄權票：0 股。贊成票佔出席會議股東所持股份的 100%。

四、審議通過了《關於修改公司章程的議案》，表決情況如下：

A 股：贊成票：74382 萬股，反對票：0 股，棄權票：0 股。贊成票佔出席會議股東所持股份的 100%。

B 股：贊成票：30.9 萬股，反對票：0 股，棄權票：0 股。贊成票佔出席會議股東所持股份的 100%。

五、大會選舉產生了兩名新任獨立董事，得票情況如下：

宗德純：74412.9 萬票
侯莉穎：74412.9 萬票

以上候選人所得票數佔出席會議股東所持股份的 100%，當選。

六、大會選舉產生了三名新任監事，得票情況如下：

鄧康誠：74412.9 萬票
林慧娟：74412.9 萬票
熊興農：74412.9 萬票

以上候選人所得票數佔出席會議股東所持股份的 100%，當選。

深圳信達律師事務所律師對大會召開程序有效性、表決結果合法性等進行驗證，宣布大會召開和表決結果合法有效。

特此公告

深圳經濟特區房地產（集團）股份有限公司
董　事　會
2004 年 6 月 29 日

2004.6.29日《大公報》